United States
Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of the Registrant:

Astoria Financial Corporation

2.	Name of person relying on exemption:

PL Capital, LLC

3.	Address of person relying on exemption:

20 East Jefferson Avenue, Suite 22, Naperville, IL 60540

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1) [§ 240.14a-6(g)(1)]: